UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2014

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: May 6, 2014

By:
Name:	Jeffrey David Mc Ghie
Title:	General Counsel

VimpelCom Receives NASDAQ Notice Related to Late Filing of Form 20-F

Amsterdam (May 6, 2014) – “VimpelCom Ltd.” (“VimpelCom”, “Company” or “Group”) (NASDAQ: VIP) announced today that, due to the previously disclosed delay in the filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2013, it received a notice from The NASDAQ Stock Market LLC on May 2, 2014 that the Company no longer complies with NASDAQ Listing Rule 5250(c)(1). Listing Rule 5250(c)(1) requires listed companies to timely file all required periodic financial reports with the Securities and Exchange Commission (the “SEC”).

On May 1, 2014, the Company filed a notification of late filing with the SEC pursuant to Rule 12b-25 under the Securities Exchange Act of 1934, as amended. As disclosed in the filed Form 12b-25, the Company was unable to file its Annual Report on Form 20-F for the year ended December 31, 2013 prior to the filing deadline because the Company had not finalized its assessment of the effectiveness of its internal controls over financial reporting due in part to issues arising out of the investigations by the SEC, the United States Department of Justice and the Dutch public prosecutor’s office, and internal investigations.

Under the NASDAQ Listing Rules, the Company has 60 calendar days, or until July 1, 2014, to submit to NASDAQ a plan to regain compliance with the Listing Rules, and the Company intends to submit a plan within this period.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Any statement in this notification that expresses or implies VimpelCom’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Forward-looking statements involve inherent risks, uncertainties and assumptions. Actual and anticipated future results could differ materially from those expressed or implied by such forward-looking statements and assumptions due to certain risks and uncertainties, including the developments in the various external and internal investigations, the extent to which the Company successfully implements or enhances its internal control over financial reporting, identification of control deficiencies that have not been identified previously, the inability to complete an assessment of the effectiveness of its internal control over financial reporting and related steps in a timely fashion, identification of matters relating to the Company’s compliance with the U.S. Foreign Corrupt Practices Act (the “FCPA”) or other anti-corruption legislation, legal actions or complaints relating to the Company’s FCPA compliance and compliance with other anti-corruption legislation, potential effects of the foregoing matters on the Company’s previously announced unaudited 2013 results of operations, financial condition or cash flows and other facts set forth in the Company’s reports filed with or furnished to the SEC. Certain other risks that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012, and other public filings made by VimpelCom with the SEC, which risk factors are incorporated herein by reference. The forward-looking statements contained in this press release are made as of the date hereof, and the Company expressly disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after this press release.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 753 million people. As of December 31, 2013 VimpelCom had 220 million mobile customers. VimpelCom Ltd. is headquartered in Amsterdam, the Netherlands, and listed as ADS on the NASDAQ Global Stock Market under the symbol “VIP”. For more information visit: http://www.vimpelcom.com.

Contact information

Investor Relations	Media and Public Relations
VimpelCom Ltd.	VimpelCom Ltd.
Gerbrand Nijman	Bobby Leach/Artem Minaev
ir@vimpelcom.com	pr@vimpelcom.com
Tel: +31 20 79 77 200 (Amsterdam)	Tel: +31 20 79 77 200 (Amsterdam)

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